

May 4, 2011

<u>Via E-mail</u>
Mr. Kevin A. Plank, President
Under Armour, Inc.
1020 Hull Street
Baltimore, Maryland 21230

      Re: Under Armour, Inc.
              Form 10-K for Fiscal Year End December 31, 2010
              Filed February 24, 2011
              File No. 001-33202

Dear Mr. Plank:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

1. Please also provide a separate discussion in your Management's Discussion and Analysis of the reasons for changes in the operating results of each of your segments. In addition, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change. See Item 303(A)(3) of Regulation S-K. Please provide us the text of your proposed disclosures to be included in future filings based on the December 31, 2010 results.

<u>Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 29</u>

2. We note that your allowance for doubtful accounts decreased to 4.8% of accounts receivable as of December 31, 2010 from 6.5% of accounts receivable in 2009. Schedule

II on page 77 shows that $190,000 was charged to the expense for the allowance for doubtful accounts in the year ended December 31, 2010 compared to $1.6 million in 2009. Please explain the reasons for the decrease in the reserve and any changes in your policy for estimating collectability of accounts receivable. Include a discussion of known trends that are having a material effect on your results and explain management's view of the significant underlying factors causing these trends so that readers can ascertain the likelihood that past performance is indicative of future performance. See Section III of our Release 33-8350.

Notes to Consolidated Financial Statements, page 49
16. Segment Data and related Information, page 67

3. In 2010 your operating segments changed to reflect how the chief operating decision maker ("CODM") makes decisions about allocating resources and assessing performance. We note that your operating segments are based on geographic regions: North America, Latin America, Europe, the Middle East and Africa. Please explain to us your internal reporting structure (e.g. divisions, business units etc.) and the manner in which you manage your business. Tell us if certain segment managers are responsible for specific product categories in addition to geographic areas. Please tell us how you analyzed the guidance of ASC 280-10-50-9 in the identification of your operating segments.

4. We note that 94% of your revenues are in the North American segment. We also note that your discussion in your quarterly earnings release discussed revenues and gross margins for the direct-to-consumer channel and the various product category. Please explain whether you have discrete financial information by channel and product category. Please discuss if you are aggregating any segments in your North America segment and if so discuss how you meet the aggregation criteria in ASC 280-10-50-11.

5. We note your Executive Team as disclosed on your website. Please explain the nature of the roles of the Executive Vice President of Product, Senior Vice President of Footwear, and Senior Vice President of Apparel as they relate to the alignment of your segments. Please tell us whether these roles are functional or whether they represent actual divisions within your organization. Please also tell us whether any of these individuals is compensated based upon the performance of their division. Please explain to us the relative rank of these positions with respect to the CODM.

6. We note that your Executive Team added an Executive Vice President of Global Brand and President of International, effective February 1, 2011. Please explain your internal reporting structure on your international operating segments for the year ended December 31, 2010.

7. Please identify your CODM and provide us with the financial information regularly reviewed by the CODM to assess performance and allocate resources for the year ended December 31, 2010. If multiple levels of financial information are provided to the

CODM, please provide us with each level and explain how the CODM utilizes the financial information.

Exhibits

8. We note that Exhibits 10.03, 10.08, 10.12, 10.15, 10.18, and 10.24 appear to be missing schedules, attachments and/or exhibits. We also note that Exhibits 10.23A, 10.23B, and 10.23C to the Form 10-K filed on February 22, 2008, Exhibits 10.02, 10.03 to the Form 10-Q filed on August 6, 2008, Exhibits 10.02 and 10.03 to the Form 10-Q filed on May 7, 2009, Exhibits 10.21 and 10.22 to the Form 10-K filed on February 25, 2010, Exhibit 10.03 to the Form 10-Q filed on May 5, 2010, and Exhibit 10.02 to the Form 10-Q filed on August 5, 2010, appear to be missing exhibits, schedules and/or attachments. Please confirm that you will file these exhibits in their entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director